FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: <u>www.tevapharm.com</u>

_____

Contact: Dan Suesskind
                          Chief Financial Officer
                          Teva Pharmaceutical Industries Ltd.
                          (011) 972-2-589-2840
                  George Barrett
                          President and CEO
                          Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                  Liraz Kalif / Kevin Mannix
                          Investor Relations
                          (011) 972-3-926-7554 / (215) 591-8912

TEVA ANNOUNCES FAVORABLE COURT DECISION REGARDING GENERIC ALLEGRA; DISTRICT COURT DENIES MOTION FOR PRELIMINARY INJUNCTION

Jerusalem, Israel, January 27, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. District Court for the District of New Jersey has denied a motion filed by Aventis Pharmaceuticals, Inc. and Albany Molecular Research, Inc. for a preliminary injunction related to Teva's Fexofenadine Hydrochloride Tablets, the AB-rated generic equivalent of Aventis' antihistamine Allegra® Tablets.

On September 6, 2005, Teva and Barr announced that they had entered into an agreement and launched the Fexofenadine Hydrochloride Tablet products. Under the agreement, Barr took the regulatory steps necessary to permit Teva to obtain final U.S. Food and Drug Administration approval of Teva's Fexofenadine Hydrochloride Tablets and to sell the product within Barr's 180-day exclusivity.

In June 2004, Barr and Teva were granted summary judgment of non-infringement with respect to three patents, and were granted summary judgment of invalidity on an additional patent in the case in April 2005. Several patents remain in the litigation. A trial date has not been set.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: ___/s/ Dan Suesskind_____
       Name: Dan Suesskind
       Title: Chief Financial Officer

Date: January 27, 2006